July 29, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:	GFI Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 1-34897

Dear Mr. Gordon:

This letter sets forth the responses of GFI Group Inc. (the “Company”), a Delaware corporation, to the comment letter (the “Comment Letter”) dated July 18, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and filed on March 16, 2011 (the “Annual Report”). To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type followed immediately by our response.

Note 6. Goodwill and Intangible Assets, page 113

1.                                      We note that you disclose that you acquired 70% of Kyte Group Limited and Kyte Capital Management Limited on July 1, 2010 and that you will acquire the residual 30% in Kyte for an additional cash payment to be made in the third quarter of 2013. We also note that Kyte has been included in the consolidated financial statements as a wholly-owned subsidiary since the acquisition date with a liability for the future payment to be made in 2013. Please tell us if you have acquired 100% of Kyte as of December 31, 2010 or if you have acquired 70% and tell us how you determined the appropriate accounting. If you have only purchased 70% of Kyte please tell us how you are accounting for the 30% interest not yet acquired. We may have further comment.

On July 1, 2010, the Company acquired 70% of the common stock of both Kyte Group Limited and Kyte Capital Management Limited (collectively, “Kyte”).  Pursuant to the terms and conditions of the share purchase agreement, the Company is contractually obligated to acquire the remaining 30% of Kyte in the third quarter of 2013 (the “Future Purchase Commitment”). At July 1, 2010, we estimated the total purchase price to be $83.9 million, which included $19.3 million for the Future Purchase Commitment.

The Company concluded that this transaction falls under the scope of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and that the Future Purchase Commitment would be considered “a financial instrument that is entered into in conjunction with some other transaction”.  As the Future Purchase Commitment is not a financial instrument that is both legally detachable and separately exercisable, it does not meet the definition of a freestanding financial instrument pursuant to ASC 480.  The Company further concluded that this purchase commitment is a “mandatorily redeemable financial instrument”, which ASC 480-10 defines as “an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.”

ASC 480-10-25-4 notes that a mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.  Since we are contractually obligated to purchase the remaining 30% interest in Kyte by transferring cash consideration shortly after June 30, 2013, the Company believes the Future Purchase Commitment should be classified as a liability.   As the Company has classified the shares subject to the Future Purchase Commitment as a liability, no non-controlling interest in Kyte exists and Kyte is reflected as a wholly owned subsidiary in the Company’s financial statements.  We recognized this liability at fair value as of the closing date and will remeasure the liability at fair value at each subsequent reporting date until settlement as a result of electing the fair value option (see below). Any changes in fair value will be recognized in the consolidated earnings of the Company.

The Company elected the fair value option for the Future Purchase Commitment pursuant to ASC 825, Financial Instruments (“ASC 825”), which states that all entities may elect the fair value option for any eligible items within the scope of the standard. The Future Purchase Commitment qualifies as a recognized financial liability within the scope of ASC 825-10-15-4a. A financial liability is “a contract that imposes on one entity an obligation to….deliver cash or another financial instrument to a second entity.” The Company believes the Future Purchase Commitment falls within this scope as it is a recognized liability that results from a contract that imposes on the Company an obligation to deliver cash to Kyte. ASC 825-10-25-4 states that “an entity may choose to elect the fair value option for an eligible item on the date that…the entity first recognizes the eligible item.”  In accordance with ASC 825, the Company elected the fair value option for the Future Purchase Commitment at July 1, 2010, the date that the Company recognized this financial liability.

For subsequent reporting periods, the Company intends to follow the guidance set forth in ASC 825-10-35-4, which states that a business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. In accordance with this guidance, the Future Purchase Commitment is being marked to market through earnings each period.

*          *          *

In connection with these responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings, (ii) the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding this letter please contact me at (212) 968-2023 or Scott Pintoff, the Company’s General Counsel, at (212) 968-2954.

Sincerely,

/s/ James A. Peers

James A. Peers
Chief Financial Officer

cc:	Willkie, Farr and Gallagher LLP

Jeffrey Poss, Esq.